SCHEDULE 13G
Capital One Financial
Corporation Common Stock
$.01 par value


Cusip #  140-40H-10-5

Item 1: Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,152,600
Item 7:  -0-
Item 8:  2,152,600
Item 9:  2,152,600
Item 11:  3.3%
Item 12: IA



Cusip #  140-40H-10-5
Item 1: Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,756,200
Item 7:  -0-
Item 8:  1,756,200
Item 9:  1,756,200
Item 11:  2.7%
Item 12:  IA


Cusip #  140 40H-10-5
Item 1: Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  3,908,800
Item 7:  -0-
Item 8:  3,908,800
Item 9:  3,908,800
Item 11: 6.0%
Item 12: IN


Item 1(a) Capital One
Financial Corporation

Item 1(b) 2980 Fairview Park
Drive, Suite 1300, Falls
Church, Virginia 220424525

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC ")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson,
Jr. is the ultimate
controlling person of TMLLC
and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d) Common Stock $.01
par value

Item 2(e) 140 40H-10-5

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4. Ownership is
incorporated by reference to
items (5) (9) and (11) of
the cover page pertaining to
each reporting person.

Item 5. Not applicable

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9.Not applicable

Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant in
any transaction having such
purpose or effect.


After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.


February 12, 1999

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. /s/

Nolan Altman, Under Power of
Attorney
Dated: January 27, 1995, On
File with Schedule 13G for
Kohl's Corp. 2/7/95

Attached Exhibit
EXHIBIT A

AGREEMENT

The undersigned agree that
this Schedule 13G dated
February 12, 1999 relating
to shares of common stock of
Capital One Financial
Corporation shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
/s/ Nolan Altman,
Chief Financial Officer

Under Power of Attorney
Dated : January 27, 1995, On
File with Schedule 13G for
Kohl's Corp. 2/7/95